June 11, 2012

VIA EDGAR

United States Securities and Exchange Commission

Mail Stop 4720

Washington, D.C. 20549

Attention:	Jim B. Rosenberg,
Senior Assistant Chief Accountant

Re:	NanoViricides, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2011
Filed October 13, 2011
File No. 000-52318

Dear Mr. Rosenberg,

This letter is in response to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filings of NanoViricides, Inc. (the “Company”) provided in our phone conversation on May 11, 2012 (the “Comments”). The purpose of this correspondence is to illustrate these changes to the Commission and provide explanation, where necessary. Our responses follow the text of each Staff comment reproduced consecutively for your convenience.

Item 9A(T). Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 95

1. Please amended the Form 10-K for fiscal year ended June 30, 2011 to include the revised language provided in your response to comment 2 to state disclosure controls and procedures were not effective. Please also amend your Forms 10-Q for September 30, 2011 and December 30, 2011 to state that disclosure controls and procedures were not effective. Please file updated certifications.

We will revise our Form 10-K for fiscal year ended June 30, 2011, Forms 10-Q for September 30, 2011 and December 30, 2011 to include our revised language from our response to state that disclosure controls and procedures were not effective; and will update the certifications therein.

Management’s Report on Internal Control Over Financial Reporting, page 96

3. Please refer to your response to Comments 3 and 4. Please amend the Form 10-K for the fiscal year ended June 30, 2011 to include revised language in responses for management’s internal controls in financial reporting.

We will revise our Form 10-K for fiscal year ended June 30, 2011 to include our revised language from our response to for management’s internal controls in financial reporting.

Notes to Financial Statements

Note 4 – Related Party Transactions, page F-52

3. Please refer to your response to Comment 5. Please provide a more robust analysis on how you determined that TheraCour Pharma is not a variable interest entity, refer to ASC 810-10-15-14.

The Company performed a variable interest entity (VIE) assessment of TheraCour Pharma, Inc. (“TheraCour”) and determined that TheraCour is not a VIE under ASC 810 — Consolidation.

Under the terms and conditions of the formative documents, including the Certificate of Incorporation, and the Bylaws of TheraCour dated September 29, 2004, all fundamental aspects of TheraCour were designed for this entity to operate as an independent business entity to exploit certain inventions encompassing the use of polymer chains to encapsulate a virus and/or deliver antiviral compounds to the viruses.

NanoViricides’ predecessor, NanoViricide, Inc., was formed May 12, 2005 and entered into arm’s length licensing agreements with TheraCour that granted it exclusive rights for the development of drugs for various viral diseases, in perpetuity, from this novel technology.

ASC 810-10-15-14 establishes the evaluation criteria for determining whether an entity is a VIE. Following is a discussion of each of the evaluation criteria, along with our analyses and conclusions:

A.           Sufficiency of Equity — An entity is a VIE if the total equity at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support. The equity investment at risk must be large enough to absorb the potential downside variability of the entity’s activities in order to be sufficient.

Analysis — We determined that this criterion is not met because: (1) the fair value of the total equity investment at risk of TheraCour is considered significant at the level of approximately 50% of the fair value of total assets, (2) TheraCour has no debt or other forms of subordinated financial support, and (3) TheraCour’s governing documents allow additional equity contributions on a pro rata basis from the equity holders as called for by the TheraCour board of directors. Furthermore, we performed both a qualitative and quantitative analysis along the guidelines set forth in ASC 810-10-25-45 and determined:

•	That TheraCour has demonstrated that it can finance its activities without additional subordinated financial support ( no such support now exists)
•	TheraCour has at least as much equity invested as other entities that hold only similar assets of similar quality in similar amounts and operate with no additional subordinated financial support; and
•	The amount of equity invested in TheraCour exceeds the estimate of TheraCour’s expected losses based on quantitative evidence.

B.           Lack of a Controlling Financial Interest — An entity is a VIE if, as a group, the equity investors lack any one of the following three characteristics of control:

•	The ability to control the entity through voting rights,
•	If the group of equity holders do not have the ability to make decisions about the entity’s activities, the entity is a VIE with respect to this characteristic
•	Equity investors are deemed to lack this criterion if voting rights are not proportional to economic interests and substantially all of the entity’s activities either involve or are conducted on behalf of an investor with disproportionately fewer voting rights
•	The obligation to absorb expected losses, or
•	The rights to receive expected residual returns.

Analysis — We determined that this criterion is not met because all of the above characteristics are present in the structure of the TheraCour entity. TheraCour’s By Laws state that each equity holder has the right to vote its shares for election of applicants to the board of directors of TheraCour through which they jointly control all activities of the entity. All material decisions are subject to voting control proportional to the economic interests of the equity holders;

All material business decisions of TheraCour must be approved by unanimous consent of all the directors. Key business decisions include:

•	Adoption of the Annual Budget, and Strategic Plan;
•	Entry into any contract ;
•	Making distributions to the equity holders;
•	Any change to the organization, governance; or
•	Any incurrence of indebtedness

Further, each investor is at risk for its share of expected losses and each investor has the right to its pro rata share of TheraCour’s residual returns.

We also determined that other agreements between us and TheraCour, as described below, are not variable interests. Accordingly, the equity holders as a group have the ability to make decisions that have a significant impact on the success of the entity through the equity ownership interests and corresponding board authorities. Nanoviricides does not have the 1) the power to direct the activities of TheraCour that most significantly affect TheraCour’s economic performance, nor 2) the obligation to absorb the losses of TheraCour, ASC 810-10-15-14(b)(2) or the right to receive benefits from TheraCour that could potentially be significant to TheraCour ASC 810-10-15-14(b)(3). NanoViricides, therefore, does not have a variable or controlling financial interest in TheraCour and is thus not the Primary Beneficiary of TheraCour. See, ASC 810-10-25-38 through 25-38G.

In conjunction with our licensing agreements from TheraCour of certain proprietary technology, we executed two licensing agreements with TheraCour. We evaluated these licensing agreements for possible variable interest classification and determined that the licensing agreements did not constitute a variable interest for the following reasons:

•	The licensing agreements do not create risks that cause variability ASC 810-10-25-24;
•	The terms contained in the licensing agreements are fixed and limited to development work undertaken at the Companies specific request and;
•	These licensing agreements were negotiated at arm’s length terms between Nanoviricides and TheraCour and, except for proprietary technology, include services that could be contracted from third parties;
•	Nanoviricides has independently contracted with independent laboratories for studies designed to test the efficacy of its drug candidates;
•	The payment of liabilities that arise from these licensing agreements have the same level of seniority as other trade payables; and
•	Nanoviricides does not guarantee, nor is it at risk, for the obligations of TheraCour.

In conclusion, we believe that TheraCour would not be considered a VIE as it otherwise does not meet the specified criteria to be considered a VIE, and that Nanoviricides cannot , therefore, be the primary beneficiary of TheraCour.

Should you have any questions or require any further information, please do not hesitate to contact us.

Very truly yours,

/s/ Eugene Seymour

Eugene Seymour, MD, MPH,

Chief Executive Officer